UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report
(Date of earliest event reported)
May 17, 2005

THERMO ELECTRON CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-8002	04-2209186
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

81 Wyman Street, P.O. Box 9046 Waltham, Massachusetts	02454-9046
(Address of Principal Executive Offices)	(Zip Code)

(781) 622-1000
(Registrant's Telephone Number,
Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

On February 25, 2005, the Board of Directors (the "Board") of Thermo Electron Corporation (the "Company") and the Compensation Committee of the Board (the "Compensation Committee") adopted the Thermo Electron Corporation 2005 Stock Incentive Plan (the "Plan"), subject to stockholder approval. On May 17, 2005, at the Company's 2005 Annual Meeting of Stockholders, the stockholders of the Company approved the Plan.

Under the Plan, 11,000,000 shares of Common Stock are available for issuance, subject to adjustment in the event of changes in capitalization, reorganization and other similar events. Employees, officers, directors, consultants and advisors of the Company and its subsidiaries are eligible to receive stock options, stock appreciation rights, restricted stock and other stock-based awards under the Plan. A description of the material features of the Plan found in the Company's Proxy Statement for its 2005 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 7, 2005 is set forth below.

The following description of the material features of the Plan does not purport to be complete and is qualified in its entirety by reference to the full text of the Plan, which was filed with the Securities and Exchange Commission on April 7, 2005 as <u>Appendix B</u> to the Company's Proxy Statement for its 2005 Annual Meeting of Stockholders and is incorporated herein by reference. Attached hereto as <u>Exhibit 99.1</u> is the Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the Company's 2005 Stock Incentive Plan to officers and directors of the Company.

Material Features of the Plan

<u>Purpose</u>. The purpose of the Plan is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to align their interests with those of the Company's stockholders.

<u>Eligibility and Types of Awards</u>. Employees, officers, directors, consultants and advisors of the Company and its subsidiaries are eligible to receive stock options, stock appreciation rights (SARs), restricted stock and other stock-based awards (each, an "Award") under the Plan.

<u>Administration and Delegation</u>. The Plan is administered by the Board, which has the authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable. The Board may delegate its powers under the Plan to one or more committees or subcommittees of the Board. In addition, the Board may delegate to one or more officers of the Company the power to grant Awards to employees of the Company and to exercise such other powers under the Plan as the Board may determine, subject to the limitations set forth in the Plan. The Board has authorized the Compensation Committee to administer the Plan. The Compensation Committee is currently comprised of three directors who are (a) "independent directors" for the purposes of the Company's *Corporate Governance Guidelines*, the Compensation Committee's charter and the New York Stock Exchange ("NYSE") listing requirements, (b) "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (c) "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). All references in this summary to the "Board" shall mean the Board or the Compensation Committee to the extent that the Board's powers and authority under the Plan have been delegated to such committee.

Shares Available for Award. Awards for up to 11,000,000 shares of Common Stock may be made under the Plan, subject to adjustment in the event of changes in capitalization, reorganization and change in control events. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares. For purposes of counting shares available for the grant of Awards under the Plan, (i) shares of Common Stock covered by independent SARs (as defined below) will be counted against the number of shares available under the Plan; provided, however, that independent SARs that may be settled in cash only will not be so counted; (ii) if any Award (A) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part or (B) results in any Common Stock not being issued, the unused Common Stock covered by such Award will again be available under the Plan; and (iii) shares of Common Stock tendered to the Company by a participant to (A) purchase shares of Common Stock upon the exercise of an Award or (B) satisfy tax withholding obligations will not be added back to the number of shares available under the Plan.

Sub-limits. Subject to adjustment in the event of changes in capitalization, reorganization and change in control events, the maximum number of shares of Common Stock with respect to which (a) Awards other than options and SARs may be granted is 3,000,000, (b) Awards may be granted to non-employee directors is 500,000, and (c) Awards may be granted to any participant under the Plan is 1,500,000 per calendar year.

Stock Options. The Board may grant either "incentive" stock options within the meaning of Section 422 of the Internal Revenue Code or "non-qualified" stock options (options not intended to qualify as incentive stock options). The Board determines the terms of each option at the time of grant, including the number of shares of Common Stock to be covered by, the exercise price of, and the conditions and limitations applicable to the exercise of each option; provided that the exercise price of an option may not be less than 100% of the fair market value per share of Common Stock as of the date of grant and the term of an option may not exceed 10 years. The Plan permits the following forms of payment of the exercise price of options: (i) payment by cash, check or, except as the Board may otherwise provide in an option agreement by an undertaking of a broker in connection with a "cashless exercise", (ii) subject to certain conditions, surrender to the Company of shares of Common Stock, (iii) subject to certain conditions, delivery to the Company of a promissory note, (iv) any other lawful means, or (v) any combination of these forms of payment.

Repricing. Unless approved by the Company's stockholders (a) no outstanding option granted under the Plan may be amended to provide an exercise price lower than the then-current exercise price of such option (other than adjustments for changes in capitalization, reorganization and change in control events) and (b) the Board may not cancel any outstanding option and grant in substitution therefor new Awards under the Plan covering the same or a different number of shares of Common Stock and having an exercise price lower than the then-current exercise price of the cancelled option.

Substitute Options. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant options in substitution for any options or other stock or stock-based awards granted by such other entity or an affiliate thereof. Substitute options may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on options contained in the Plan. Substitute options will not count against the overall share limit, except as may be required by Section 422 and related provisions of the Internal Revenue Code.

Stock Appreciation Rights. The Board may grant stock appreciation rights in tandem with, or independently of, stock options granted under the Plan. A stock appreciation right not expressly granted in tandem with an option, or independent SAR, will become exercisable at such time or times, and on such conditions, as the Board may specify in the SAR Award. A stock appreciation right may be based solely on appreciation in the fair market value of Common Stock or on a comparison of such appreciation with some other measure of market growth. The date as of which such appreciation or other measure is determined will be the exercise date unless another date is specified by the Board in the SAR Award. The Company has not issued SARs under any of its currently effective equity incentive plans, and does not currently have any SARs outstanding.

Restricted Stock. The Board may grant shares of restricted stock subject to forfeiture or the right of the Company to repurchase such shares in the event conditions specified by the Board. The Board determines the terms of a restricted stock Award at the time of grant, including the conditions for repurchase or forfeiture and the issue price, if any; provided, that except as described in the following paragraph, for restricted stock Awards that vest (a) solely upon the passage of time, no vesting will occur prior to the first anniversary of the date of grant, no more than 33-1/3% may vest prior to the second anniversary of the date of grant, and no more than 66-2/3% may vest prior to the third anniversary of the date of grant and (b) upon the passage of time and provide for accelerated vesting based on performance, the restricted stock Award may not vest prior to the first anniversary of the date of grant.

The limitations on vesting described in the immediately preceding paragraph will not apply to (i) Awards granted in accordance with the requirements provided in the Plan to comply with Section 162(m) of the Internal Revenue Code or (ii) to a maximum of 500,000 shares of Common Stock with respect to which restricted stock Awards may be granted. With respect to restricted stock Awards that are subject to the limitations on vesting described in the immediately preceding paragraph, the Board may waive its rights to repurchase shares of Common Stock (or waive forfeiture thereof) or remove or modify any part or all of the restrictions (or vesting thereof) applicable to the restricted stock Award (x) at the time a restricted stock Award is granted, in exercise of the authority granted to the Board to determine the effect on an Award of the death, disability, retirement or other change in the employment or other status of the Participant, and (y) as described herein in the event of changes in capitalization, reorganization, and change in control events or in such other extraordinary circumstances (as determined by the Board) affecting the Company, a participant or the Plan after the restricted stock Award has been granted.

Other Stock-Based Awards. The Board may grant other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property. Subject to the provisions of the Plan, the Board will determine the conditions of each such Awards, including any purchase price applicable thereto.

Certain Performance Conditions. If a restricted stock Award or other applicable stock-based Award is intended to meet the requirements of 162(m) of the Internal Revenue Code, then the lapsing of restrictions thereon and the distribution of shares pursuant thereto, as applicable, will be subject to the achievement of one or more objective performance goals established by a committee of the Board, the members of which are "outside directors" within the meaning of the Internal Revenue Code (the "Section 162(m) Committee"), which shall be based on the relative or absolute attainment of specified levels of one or any combination of the following: (a) earnings per share, (b) return on average equity or average assets in relation to a peer group of companies designated by the Company, (c) earnings, (d) earnings growth, (e) earnings before interest, taxes and amortization (EBITA), (f) operating income, (g) operating margins, (h) revenues, (i) expenses, (j) stock price, (k) market share, (l) chargeoffs, (m) reductions in non-performing assets, (n) return on sales, assets, equity or investment, (o) regulatory compliance, (p) satisfactory internal or external audits, (q) improvement of financial ratings, (r) achievement of balance sheet or income statement objectives, (s) net cash provided from continuing operations, (t) stock price appreciation, (u) total shareholder return, (v) cost control, (w) strategic initiatives, (x) net operating profit after tax, (y) pre-tax or after-tax income, (z) cash flow, or (aa) such other objective goals established by the Section 162(m) Committee, and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. Such performance goals may be adjusted to exclude any one or more of (i) extraordinary items and other unusual or non-recurring items, (ii) discontinued operations, (iii) gains or losses on the dispositions of discontinued operations, (iv) the cumulative effects of changes in accounting principles, (v) the writedown of any asset, and (vi) charges for restructuring and rationalization programs. Such performance goals may vary by Participant and may be different for different Awards. Such performance goals may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Section 162(m) Committee. Such performance goals will be set by the Section 162(m) Committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m). Notwithstanding any provision of the Plan, with respect to any restricted stock Award or other applicable stock-based Award that is intended to meet the requirements of Section 162(m) of the Internal Revenue Code, the Section 162(m) Committee may adjust downwards, but not upwards, the number of shares payable pursuant to such Award, and the Section 162(m) Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the participant.

Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the sub-limits set forth in the Plan, (iii) the number and class of securities and exercise price per share of each outstanding option, (iv) the share- and per-share provisions of each SAR, (v) the repurchase price per share subject to each outstanding restricted stock Award and (vi) the share- and per-share-related provisions of each outstanding other applicable stock-based Award, will be appropriately adjusted by the Company (or substituted Awards may be made, if applicable) to the extent determined by the Board.

Reorganization Event – Effect on Options. Upon the occurrence of a Reorganization Event (as defined in the Plan) (regardless of whether such event also constitutes a Change in Control Event (as defined in the Plan)), all outstanding options shall be assumed, or equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof); provided that if the Reorganization Event also constitutes a Change in Control Event, such assumed or substituted options shall be immediately exercisable in full. Notwithstanding the foregoing, if the acquiring or succeeding corporation (or an affiliate thereof) does not agree to assume, or substitute for, such options, or in the event of a liquidation or dissolution of the Company, the Board will provide that all then unexercised options will become exercisable in full as of a specified time prior to the Reorganization Event and will terminate immediately prior to the consummation of such Reorganization Event, except as otherwise provided in the Plan.

Change in Control Event that is not a Reorganization Event – Effect on Options. Upon the occurrence of a Change in Control Event that does not also constitute a Reorganization Event, all Options then-outstanding shall automatically become immediately exercisable in full.

Reorganization Event that is not a Change in Control Event -- Effect on Restricted Stock Awards. Upon the occurrence of a Reorganization Event that is not a Change in Control Event, the repurchase and other rights of the Company under each outstanding restricted stock Award shall inure to the benefit of the Company's successor and shall apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to the Common Stock subject to such restricted stock Award.

Change in Control Event -- Effect on Restricted Stock Awards. Upon the occurrence of a Change in Control Event (regardless of whether such event also constitutes a Reorganization Event), all restrictions and conditions on all restricted stock Awards then-outstanding shall automatically be deemed terminated or satisfied.

Transferability of Awards. Awards are non-transferable, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order; except that the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or family partnership established solely for the benefit of the Participant and/or an immediate family member thereof if, with respect to such proposed transferee, the Company would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such option under the Securities Act of 1933, as amended; provided that the Company shall not be required to recognize any such transfer until such time as the Participant and such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award.

Amendment of Award. Except with respect to limitations on repricing stock options and vesting of restricted stock described herein, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, accelerating the vesting and converting an incentive stock option to a non-qualified stock option, provided that the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

Effective Date and Term of Plan. The Plan became effective on February 25, 2005 (the date on which the Plan was adopted by the Board), but no Award may be granted unless and until the Plan is approved by the Company's stockholders. No Awards may be granted under the Plan after the completion of 10 years from the date on which the Plan was adopted by the Board.

Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time; provided that (i) to the extent required by Section 162(m), no Award granted to a participant intended to comply with Section 162(m) after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award, unless and until such

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amendment has been approved by the Company's stockholders if required by Section 162(m); (ii) no amendment that would require stockholder approval under the rules of the NYSE may be made effective unless and until such amendment has been approved by the Company's stockholders, and (iii) if the NYSE amends its corporate governance rules so that such rules no longer require stockholder approval of "material revisions" to equity compensation plans, then, from and after the effective date of such amendment to the NYSE rules, no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan, (B) expanding the types of Awards that may be granted under the Plan, (C) materially expanding the class of participants eligible to participate in the Plan, or (D) deleting or limiting any provisions prohibiting repricing of options shall be effective unless stockholder approval is obtained. In addition, if at any time the approval of the Company's stockholders is required as to any other modification or amendment under Section 422 of the Internal Revenue Code or any successor provision with respect to incentive stock options, the Board may not effect such modification or amendment without such approval.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

99.1   Form of Thermo Electron Corporation Stock Option Agreement for use in connection with the grant of stock options under the Registrant's 2005 Stock Incentive Plan to officers and directors of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized, on this 23rd day of May 2005.

THERMO ELECTRON CORPORATION

By:_____

Name: Seth H. Hoogasian

Title: Vice President

Exhibit 99.1

[D&O Form as of 02/25/05]

THERMO ELECTRON CORPORATION

<u>NONSTATUTORY STOCK OPTION AGREEMENT</u>

<u>Granted Under</u>
<u>2005 Stock Incentive Plan</u>

1.   <u>Grant of Option.</u>

This agreement evidences the grant by Thermo Electron Corporation, a Delaware corporation (the "Company"), on [_____], 200[ ] (the "Grant Date") to [_____] (the "Participant"), an employee, officer, consultant, or director of the Company or one of its Subsidiaries, of an option to purchase, in whole or in part, on the terms provided herein and in the Company's 2005 Stock Incentive Plan (the "Plan"), a total of [_____] shares (the "Shares") of common stock, $1.00 par value per share, of the Company ("Common Stock") at $[_____] per Share. Unless earlier terminated, this option shall expire at 5:00 p.m., Eastern time, on [_____] (the "Final Exercise Date").

It is intended that the option evidenced by this agreement shall not be an incentive stock option as defined in Section 422 of the Code. Except as otherwise indicated by the context, the term "Participant", as used in this option, shall be deemed to include any person who acquires the right to exercise this option validly under its terms. Capitalized terms used in this Agreement and not otherwise defined shall have the same meaning as in the Plan.

2.   <u>Vesting Schedule.</u> Except as otherwise provided in paragraphs (d) and (f) of Section 3 below and the Plan, this option will become exercisable ("vest") as to_____.
[The vesting of this option shall be in accordance with the provision of the Plan. In the event of this option vests based solely on the passage of time, insert the following in the blank above: "[____]% of the original number of Shares on the [____] anniversary of the Grant Date and as to an additional [___] % of the original number of Shares at the end of [each] anniversary of the Grant Date following the first anniversary of the Grant Date until the [_____] anniversary of the Grant Date"] The right of exercise shall be cumulative so that to the extent the option is not exercised in any period to the maximum extent permissible it shall continue to be exercisable, in whole or in part, with respect to all Shares for which it is vested until the earlier of the Final Exercise Date or the termination of this option under Section 3 hereof.

3.   <u>Exercise of Option.</u>

(a)   <u>Form of Exercise.</u> Each election to exercise this option shall be in accordance with the instructions described in "The Guide for Employees of Thermo Electron Corporation Stock Option Plans" as may be amended from time to time. The Participant may purchase less than the number of shares covered hereby, provided that no partial exercise of this option may be for any fractional share.

(b)   Continuous Relationship with the Company Required. Except as otherwise provided in this Section 3, this option may not be exercised unless the Participant, at the time he or she exercises this option, is, and has been at all times since the Grant Date, an employee, officer or director of, or consultant or advisor to, the Company or any other entity the employees, officers, directors, consultants, or advisors of which are eligible to receive option grants under the Plan (an "Eligible Participant").

(c)   Termination of Relationship with the Company. If the Participant ceases to be an Eligible Participant for any reason, then, except as provided in paragraphs (d)-(f) below, the right to exercise this option shall terminate three months after such cessation (but in no event after the Final Exercise Date), provided that this option shall be exercisable only to the extent that the Participant was entitled to exercise this option on the date of such cessation.

(d)   Death or Disability. If the Participant dies or becomes disabled (as defined below) prior to the Final Exercise Date while he or she is an Eligible Participant, this option shall vest and become 100% exercisable upon the date of such death or disability and the right to exercise this option shall terminate one year following such date (but in no event after the Final Exercise Date). For the purposes of this Agreement, a Participant shall be deemed to be "disabled" at such time as the Participant is receiving disability benefits under the Company's Long Term Disability Coverage, as then in effect.

(e)   Discharge for Cause. If the Participant, prior to the Final Exercise Date, is discharged by the Company or a Subsidiary for "cause" (as defined below), the right to exercise this option shall terminate immediately upon the effective date of such discharge. For the purposes of this Agreement, "cause" shall mean (i) the commitment of a felony or any crime involving moral turpitude by the Participant that is materially injurious to the Company or (ii) in carrying out his or her duties, the Participant intentionally engages in conduct that constitutes gross neglect or gross misconduct that is materially injurious to the Company. The Participant shall be considered to have been discharged for cause if the Company determines, within 30 days after the Participant's resignation, that discharge for cause was warranted.

(f)   Retirement. If the Participant "retires" from the Company or a Subsidiary prior to the Final Exercise Date then, subject to Section 3(e) above, this option shall vest and become 100% exercisable upon the date of such retirement and the right to exercise this option shall terminate eighteen months following such date (but in no event after the Final Exercise Date), provided that the retirement date occurs at least one year after the Grant Date. For the purposes of this Agreement, a Participant shall be deemed to have "retired" (i) in the event of a non-employee director of the Company, when he or she ceases to be a director of the Company and (ii) in the event of an employee of the Company or a Subsidiary, upon his or her resignation from employment with the Company or a Subsidiary either (A) after the age of 55 and the completion of 10 continuous years service to the Company or a Subsidiary comprising at least 20 hours per week or (B) after the age of 60 and the completion of 5 continuous years service to the Company or a Subsidiary comprising at least 20 hours per week.

4.   Withholding. No Shares will be issued pursuant to the exercise of this option unless and until the Participant pays to the Company, or makes provision satisfactory to the Company for payment of, any federal, state or local withholding taxes required by law to be withheld in

respect of this option in accordance with the instructions therefor described in "The Guide for Employees of Thermo Electron Corporation Stock Option Plans" as may be amended from time to time; provided, however, except as otherwise permitted by the Board, the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income).

5. Nontransferability of Option. This option may not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the lifetime of the Participant, this option shall be exercisable only by the Participant. Notwithstanding the foregoing, the Company consents to the gratuitous transfer of this option by the Participant to or for the benefit of any immediate family member, family trust or family partnership established solely for the benefit of the Participant and/or an immediate family member thereof; provided that with respect to such proposed transferee the Company would be eligible to use a Form S-8 for the registration of the sale of the Common Stock subject to such option under the Securities Act of 1933, as amended; and provided further that the Company shall not be required to recognize any such transfer until such time as the Participant and such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of this Agreement.

6. Provisions of the Plan. This option is subject to the provisions of the Plan, a copy of which is furnished to the Participant with this option.

7. No Right To Employment or Other Status. The grant of this option shall not be construed as giving the Participant the right to continued employment or any other relationship with the Company or Subsidiary. The Company and Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate its relationship with the Participant free from any liability or claim under the Plan or this Agreement, except as expressly provided herein.

8. Governing Law. This option shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Company has caused this option to be executed under its corporate seal by its duly authorized officer. This option shall take effect as a sealed instrument.

THERMO ELECTRON CORPORATION

Dated: _____

By: _____

Name: _____

Title: _____